Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 3,044,396
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

MANAGEMENT REPORT BY THE Board of Directors

TO THE Ordinary SHAREHOLDERS MEETING

HELD ON JUNE 22, 2012

To the Shareholders,

Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an ordinary shareholders meeting to present to you the report concerning FLAMEL’s (“the Company”) situation and business during the financial year ending on December 31, 2011 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.

In addition, we propose to you that you renew the terms of the directors for the coming year, with the exception of Mr. Lodewijk J.R. De Vink and Mr. John L. Vogelstein as mentioned below, and that you appoint one new director.

At the Ordinary shareholders meeting, you will hear a reading of the reports by the auditor.

The auditor reports, the annual financial statements, as well as all documents relating thereto were made available to you at the registered office under legal and regulatory conditions.

The annual financial statements presented to you have been established in accordance with French accounting laws, principles and methods.

Please note that the accounting methods used to prepare the said annual financial statements are the same as the ones used for previous financial years.

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I.	The Company’s activity	3

II.	Results of the financial year activity	4

III.	Allocation of Earnings	5

IV.	Dividends paid for the last three financial years and the corresponding Tax Credit	5

V.	Non deductible charges	5

VI.	Payment Terms	6

VII.	Table of earnings for the last five financial years	6

VIII.	Progress Made – Difficulties Encountered	6

IX.	Goals and Prospects for the Company for 2012	7

X.	The Company’s research and development activities	8

XI.	Employees	9

XII.	Capital	9

XIII.	Management of the Company and its board	9

XIV.	Determination of the directors’ attendance fees	10

XV.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents	10

XVI.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce	11

XVII.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control	11

XVIII.	Employee shareholding, directly or by way of a company investment fund or savings plan	11

XIX.	Important events occurring between the end of the financial year and the date of the present report	12

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Translated from French

I.	The Company’s activity

Over the course of 2010 and 2011 we have attempted to maintain a diversified revenue stream. Currently we are working with six of the top twenty-five pharmaceutical companies in the world, based on annual healthcare revenue: our joint development programs comprise of seventeen feasibility or license and development projects. These projects are being conducted across a wide range of indications and involve new formulations of both novel and already-marketed molecules. Nine of these apply the Medusa platform and eight are Micropump formulations, including several Trigger Lock formulations.

As in previous years, in 2011 our scientists have been dedicated to executing the research programs signed with our partners and fundamental internal research programs, including those for which we have obtained government funding.

The majority of these programs are early stage and pre-clinical programs. During 2011 we concluded three new license agreements, one with Eagle Pharmaceuticals and two further agreements with undisclosed partners based on our Micropump technology. Over 2011 our project portfolio has reduced resulting in the decrease in research and development revenues. Notably, in late 2011, we discontinued our Medusa technology collaboration with Baxter Pharmaceuticals due to both technical difficulties and strategic priorities of our partner. In early 2012, we discontinued our Medusa technology collaboration with Pfizer following their decision not to pursue development activities.

Discussions on potential license and development agreements have proven to be slower than expected, and we have entered into joint development agreements for pre-clinical and clinical development of multiple products with Digna Biotech SL and similarly with Theralpha SAS.

The lead product using our Micropump technology is Coreg CR, on which we commenced development with GSK in 2003. The product was approved in 2006 and is marketed and sold in the U.S. We signed a new supply agreement with GSK, effective on January 1, 2011 for the production of Coreg CR microparticles. This agreement defines the manufacturing relationship between the two companies following the expiration of the previous supply agreement on December 31, 2010.

The expiration of the Hatch-Waxman exclusivity period in April 2010 could open Coreg CR to generic competition from one or more competitors following approval of an Abbreviated New Drug Application (ANDA). To date, three ANDA filings have been submitted to the FDA. The first was submitted by URL Pharma in March 2008 and in March 2011, we received notice of a second filing submitted by Lupin Pharmaceuticals. In May 2011, we announced the filing of a lawsuit in the U.S. District Court for the District of Columbia against Lupin for infringement of our US Patent No. 6,022,562, which is associated with Coreg CR. We have also received an ANDA letter of notification from Anchen Pharmaceuticals regarding only the 40 mg. dosage strength. To date, no generic formulation of Coreg CR has yet been approved by the U.S. Food and Drug Administration (FDA).

Flamel also has several important programs that currently are not partnered. Our formulation of Interferon-Alpha XL, a long acting formulation of Interferon-Alpha, is one of our more important development programs and is an example of the potential of the Medusa platform to improve the safety and efficacy of therapeutic proteins. Interferon-alpha is a naturally occurring protein that the body uses as part of its immune response and which is part of the current standard of care for the treatment of Hepatitis C virus.

 A Phase 2 study comparing two dosage forms of our IFN-alpha XL plus ribavirin versus Peg Intron® plus ribavirin in genotype 1 hepatitis C patients, initiated in December 2009 by the Agence Nationale de Recherche sur le SIDA (AIDS) et les Hépatites Virales (ANRS) is still ongoing. We announced preliminary top-line safety results of the IFN-alpha 12 week study at the American Association for the Study of Liver Diseases (AASLD) annual conference in San Francisco in November, 2011. The results indicate

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that IFN-alpha XL is well-tolerated, with fewer adverse results reported as compared to patients who received Peg Intron. We have also conducted two previous studies that demonstrated promising results of the formulation as compared to Intron-A® (immediate release interferon-alpha 2b, marketed by Schering Plough, since acquired by Merck & Co, Inc.) and Peg Intron (pegylated interferon-alpha 2b, also marketed by Schering Plough (since acquired by Merck & Co, Inc.)).

The worldwide market for alpha interferon drugs exceeded $2.2 billion in 2011. We continue to explore licensing opportunities with interested parties for the further development of the Medusa platform with respect to interferon-alpha.

Our diversified portfolio complements the activity and revenues generated by Coreg CR, which in 2011 contributed to 67% of our revenues. Maintaining a diversified product, project and customer portfolio is critical to our ongoing success and our goal is to retain a steady number of externally funded feasibility programs in our pipeline to replace the programs that may be licensed or which do not move forward into further development. We will continue to pursue our existing strategy in the future and will support programs that partners decide to pursue for development, while continuing to invest in internal research programs to develop our next generation technology platforms.

II.	Results of the financial year activity

The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.

1 .. Income Statement

Revenues for fiscal year 2011 amount to 22.5 million €, compared with 26.6 million € in 2010. The 2011 revenues include 9.6 million € in product sales, 2.1 million € of License revenue, 4.6 million € of Research revenue and 6.2 million € in Royalties.

Payroll, including social charges, representing 46.5 % of total operating expenses, decreased by 8.8 % in 2011 to 17.2 million €, compared with 18.9 million € in 2010. This is due to the decrease in staff since mid-2010 as we have sought to optimize our resources as a function of our existing project and partnership portfolio.

Operating expenses have decreased compared with 2010 (-10.8%) as we have maintained tight cost controls in an attempt to align and adapt our costs to the revenue stream.

Financial net income, standing at 587,988 € in 2011, is generated from interest earned from investing our available cash and we continue to benefit from preferential interest rates negotiated on fixed term deposits.

Net loss before taxes and extraordinary income in 2011 amounted to (13.1) million €, compared with a loss of (14.5) million € in 2010.

After accounting for an extraordinary result of 1.6 million € and of a research tax credit amounting to 4.9 million €, the net loss for the financial year was (6,647,651) € compared to a net loss of (7,158,443) € in the previous financial year.

2 .. Balance sheet

Assets

Total assets as of December 2011 amounted to 56.0 million €, including 16.9 million € in Property, Plant and Equipment and 38.3 million € in current assets.

Accounts receivable as of December 31, 2011 stood at 6.0 million €.

Treasury placements totalled 16.3 million € at the end of 2011, including funds invested on the money market (2.8 M€) and fixed term deposits (13.5 M€), to be compared with 17.3 million € at the end of 2010.

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Liabilities

Shareholders equity, including current year results, amounts to 35.0 million €.

Remaining liabilities amount to 21.0 million €, including 2.9 million € in accounts payable, 2.9 million € in advances from the “French government” for R&D projects, 4.2 million € in social and tax liabilities and 5.2 million € regarding an advance received in 2011 from OSEO, a French government agency, secured against Research and Development tax credits from 2010.

3 .. Capital Investments

Capital investments during the financial year amounted to 1.2 million €, mainly for ongoing requirements in R&D equipment and facilities maintenance.

4 .. Financing

The Company made no significant external financing transactions during the 2011 fiscal year.

The financial statements are subject to shareholders’ approval at the Ordinary shareholders meeting. (First resolution)

III.	Allocation of Earnings

The financial statements as presented to you show a net loss for the financial year of (6,647,651) €.

We propose to you to allocate this entire loss of (6,647,651) € to the retained earnings account, which, following that allocation, will amount to (109,761,036)€ (Second resolution).

IV.	Dividends paid for the last three financial years and the corresponding Tax Credit

We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.

V.	Non deductible charges

During the financial year 2011 the company recorded 32,679 € in excess depreciation that is not tax-deductible.

In the 2011 financial year the company also incurred 309 498 € in Directors attendance fees that are not tax deductible.

VI.	Payment Terms

Since January 1, 2009, the French law « Loi de Modernisation de l’Economie (LME) » requires a reduction and harmonization of payment terms.

The new laws on maximum payment terms are applicable to all economic entities.

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The payment terms applied by the Company were for the most part in compliance with the law. Payment terms of accounts payable as at December 31, 2011 were as follows:

Accounts Payable as at December 31, 2011

Total Accounts Payable in k€ :	892 K€

Non past due Accounts Payable as of December 31, 2011

Payment Date
< 30 days:	82 K€
Between 31 & 60 days:	762 K€
Between 61 days & 90 days:
> 91 days:

Past Due Accounts Payable as of December 31, 2011

Date past due
< 30 days:	4 K€
Between 31 & 60 days:	1 K€
Between 61 days & 90 days:
> 91 days:	43 K€

VII.	Table of earnings for the last five financial years

Pursuant to Article R 225-102 al 2 of the French Commercial Code, you will find attached the table summarizing the company’s earnings in each of the last five financial years.

(Cf. Appendix 1)

VIII.	Progress Made – Difficulties Encountered

As expected, earnings for 2011, together with the level of cash at the end of 2010, enabled the Company to finance its activity and its development for the year ended December 31, 2011. We believe the Company’s position in 2011, despite global economic uncertainties and upheaval in the pharmaceutical industry, has been achieved as a result of the value we offer to our partners, our careful management of costs and our capacity to adapt to the changing environment.

The Company progressed in 2011 with the following events:

•	publication of preliminary top-line safety results of the IFN-alpha 12 week study at the American Association for the Study of Liver Diseases (AASLD) annual conference in San Francisco in November, 2011.

•	submission of a Type IV drug master file on Medusa hydrogel to the FDA

•	small molecule tigecycline partnership signed with Eagle Pharmaceuticals

•	signature of joint development agreements with two biotechnology companies, Theralpha SAS and Digna Biotech SL.

•	conclusion of a multi-year agreement with GSK for the production of Coreg CR microparticles,

•	signature of a license agreement using our Trigger Lock technology applied to two marketed drugs

•	maintenance of a conservative financial approach.

Flamel’s business is subject to substantial risks and uncertainties including the uncertainties associated with the research and development of new products or technologies, the length and uncertainty linked to the results of clinical trials and regulatory procedures, uncertainties relating to collaborative arrangements with large companies, difficulties in the scale-up and manufacturing of its products, the uncertainty relating to the market acceptance of new products based on its technologies and uncertainties arising from the Éclat Pharmaceuticals, LLC acquisition, the development

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and commercialization of its portfolio of products, and the change in management to a new Chief Executive Officer. Whether and when the Company can achieve or sustain profitability and limit future losses is highly uncertain. Operating losses may fluctuate from quarter to quarter as a result of, among other things, differences in timing of revenues recognized or expenses incurred. The risks facing the Company are described more fully under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the U.S. Securities and Exchange Commission (SEC) and is publicly available.

Lack of execution of new license agreements as well as continuation of the economic crisis which led to a reduction by large pharmaceutical companies of their investment in research and development made 2011 a difficult year, but we believe we have maintained a solid financial position and reinforced our scientific foundations.

IX.	Goals and Prospects for the Company for 2012

The Company intends to pursue the strategy adopted over the last few years to maintain the pipeline of feasibility agreements and is committed to converting successful feasibility projects in to larger scale license and development agreements, while integrating the business activity and opportunities presented by the acquisition of Eclat Pharmaceuticals, LLC. The Company is keen to drive opportunities both in traditional markets and in emerging countries where there are clear competitive price advantages, and on novel molecules, molecules in development and marketed drugs.

We will continue to focus on tightly controlling expenses and investments in non-critical areas. However, as projects advance beyond the feasibility stage our research and development costs are expected to increase. We intend to finance such increases through our partners or government grants that may be available to us to fund our own internal research. We expect to use internal funds to support the development, regulatory approval and commercial launch, should the products be approved, of products currently under development by Eclat Pharmaceuticals, LLC.

While this may increase our cash utilization in 2012, we expect to submit our first product approval request to the FDA in 2012 and if approved we anticipate generating a revenue stream on this product as early as 2013.

The addition of Éclat Pharmaceuticals, acquired in March 2012, brings with it one licensed and marketed product, Hycet® and its generic equivalent, and a product portfolio in various stages of development, creating a vertically integrated business model. Through this acquisition, we believe we have enhanced our development and commercial experience, providing us with increased knowledge and understanding of the markets in which we operate and product candidates which we believe will help us identify and leverage new opportunities for application of our drug delivery platforms. Éclat, which has focused on pursuing FDA approvals through the FDA’s 505(b)(2) mechanism, adds knowledge of the commercial and regulatory process in the U.S., which we believe will enhance the ability of the company to identify potential product candidates for development, marketing and licensing in the United States. In light of the recent acquisition, we are currently evaluating the potential synergies and complementary opportunities created by the combined business, and we may adapt our business model in the future. (see XIX ‘Important events occurring between the end of the Financial year and the date of the present report’ for more information about the Éclat acquisition)

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X.	The Company’s research and development activities

The global drug delivery market was estimated by BCC Research to reach $138 billion by the end of 2011. Our polymer delivery systems focus on the controlled release of therapeutic proteins and peptides following injection (ie Medusa ®) and the oral administration of pharmaceutical drugs (ie Micopump®), primarily those that are best absorbed in the small intestine.

Micropump®:

We have licensed the Micropump technology for the development of a controlled release formulation of a central nervous system medication, currently marketed in the United States.

We have licensed our Micropump formulation of controlled release aspirin to New Haven Pharmaceuticals.

Trigger LockTM , a special application of our Micropump technology, is designed to provide a technical solution to prevent intentional and unintentional abuse and misuse of narcotics and other dangerous, but pharmaceutically important, drugs. We now are working on three separate molecules to be formulated using our Trigger Lock technology, with a specialty pharmaceutical company and are conducting a Trigger Lock feasibility study with a top-ten pharmaceutical company.

LiquiTime® is another adaptation of the Micropump platform that we have developed to create long acting, liquid formulations of a wide range of molecules. We are exploring the use of such stable liquid formulations particularly for pediatric and geriatric markets.

Medusa®:

We believe that the Medusa platform is applicable to a range of large and small molecules for subcutaneous delivery, because formulations using Medusa enjoy full bioactivity, extended and controlled release, as well as other advantages such as greater solubility, stability, and resistance to aggregation.

We currently have nine Medusa projects under development with partners. These relationships range from work on marketed therapeutic proteins to novel proteins and peptides, and other novel large molecules. Flamel expects some of these projects to evolve into license agreements as a function of many factors. These include the promise of the molecule itself (particularly with respect to novel molecules there is a high rate of attrition); the success of formulation work that we conduct for our partners; the evolving strategy and marketing focus of our partners; and the pharmaco-economics associated with the eventual product and the indication(s) for which it is being developed.

We have signed a License and Development agreement for the development of Tigecycline with Eagle Pharmaceuticals and two joint development agreements with two biotechnology companies, Theralpha SAS and Digna Biotech SL. The development of subcutaneously administered formulations of small molecule drugs that are otherwise given intravenously represents a real opportunity. Due to the heightened solubility that the Medusa platform enables for otherwise poorly-soluble drugs, we are able to create formulations that may be administered subcutaneously, which creates pharmaco-economic and convenience benefits for caregivers and patients.

Patents

In addition to seeking patent protection in the United States and France, to further protect the inventions that we consider important to the development of our business, we will generally file international patent applications pursuant to the Patent Cooperation Treaty (PCT)in Europe, Japan, Canada, and key foreign markets on a selective basis; therefore, in addition to the above-named countries, we also have patents granted or patent applications pending in a number of other countries, including Mexico, Brazil, China, India and South Korea.

In selected cases, an invention developed jointly by Flamel Technologies and a partner may be assigned to the partner. The information provided herein does not include such patent applications.

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As of December 31, 2011, we owned approximately 19 U.S. and 308 foreign patents and 50 U.S. and 247 foreign patent applications. During 2011, we were granted fifty-five (55) new patents and filed for four new patent applications with the French Patent Office and for corresponding U.S. provisional patent applications.

XI.	Employees

As of 31 December 2011, there were 264 employees.

XII.	Capital

As of December 31, 2011, the Company’s capital stood at 3,044,396 €, consisting of 24,962,250 shares, as a result of three capital increases (Cf appendix 2).

-	The first as a result of the definitive grant as of December 07, 2011 of 277,400 shares following the grant of free shares to employees in December 11, 2009 for 33,221.90 €

-	The second, acknowledged by the Board of Directors on March 7, 2012 for 5, 390.63 €, resulting from the issue of 44,200 shares subsequent to exercise of 44,200 stock options.

A total of 96.37 % of share capital is listed on Nasdaq in the form of ADS (through the Bank of New York).

XIII.	Management of the Company and its board

The duration of the term as a company director of Messrs Elie Vannier, Lodewijk J. R. de Vink, John L. Vogelstein, Francis J.T. Fildes, Craig Stapleton, Guillaume Cerutti, Catherine Bréchignac and Stephen H. Willard expires at the end of the Ordinary shareholders meeting to which you are invited.

Consequently, we propose to you to renew the terms for all Directors, with the exception of Mr. Lodewijk J.R. De Vink and Mr. John L. Vogelstein who we would like to thank for their investment as Directors of the Company over the past few years. In particular we would like to thank them for their expertise and profound knowledge that they have brought to us given their respective experiences in the pharmaceutical industry and financial industry and the commitment by Mr De Vink, as Chairman of the Compensation Committee, and by Mr. Vogelstein, as Chairman of the Nominating Committee and Corporate Governance Committee.

The directors’ office will be renewed for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on December 31, 2012. (Third to eighth resolution)

We are also delighted to propose that you appoint one new director, Mr. Michael S. Anderson who is Chief Executive Officer of Eclat Pharmaceuticals, LLC and since March 13, 2012, CEO of Flamel Technologies.

We propose that you appoint Mr Michael S Anderson as a Director for (1) year until the next Ordinary Shareholders Meeting to be held to approve the financial statements for the financial year ending on December 31, 2012. (Ninth resolution).

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Mr. Anderson’s past experience is available at the Company’s head office and on the Company’s Website.

XIV.	Determination of the directors’ attendance fees

In view of the Directors’ participation and the level of their responsibilities, we propose to you that the amount of two hundred twenty five thousand euros (€ 225.000) be assigned to the Board of Directors as annual attendance fees, representing a significant reduction compared with the previous fiscal year and for which the distribution and breakdown thereof will be decided by the Board of Directors. (Tenth resolution)

XV.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents

The Company’s Board of Directors currently consists of eight members, seven of whom are outside directors and whom we believe bring broad experience to Flamel:

•	Elie Vannier, Chairman of the Board of Directors of the Company, former Group Managing Director of WALLY, former Chief Operating Officer of GrandVision SA Director of Ingénico, Famar, Conbipel and Pharmacie Principale;

•	Catherine Bréchignac, Permanent Secretary for the French National Academy of Sciences, former Chairperson of the French National Centre for Scientific Research (CNRS), member of the American Academy of Arts and Sciences and French Ambassador for Sciences and Technology;

•	Guillaume Cerutti, Chairman and Chief Executive Officer of Sotheby’s France, former CEO of the French Directorate General for Competition, Consumer Affairs and Repression of Fraud, (Ministry of Finance and Economy), Chairman of the Board of the ‘Institut de Financement du Cinéma et des Industries Culturelles’ and Director of Ingénico

•	Francis JT Fildes, former Senior Vice President: Head of Global Development for AstraZeneca, PLC, former Director of ProStrakan Pharmaceuticals PLC and Director of Fildes Partners Ltd, and a Fellow of the Royal Society of Medicine and the Royal Society of Chemistry;

•	The Honorable Craig Stapleton, former United States Ambassador to France and Lead Director of Abercrombie and Fitch;

•	Lodewijk J.R. de Vink, former President of Schering Plough International, former Chairman and Chief Executive Officer of Warner Lambert, Inc., Director of Roche, and Member of the European Advisory Council of Rothschild; and;

•	John L. Vogelstein, who is former President of Warburg Pincus and a Senior Advisor of Warburg Pincus and Chairman of New Providence Asset Management; Chairman of the New York City Ballet, Chairman Emeritus of Prep for Prep, Vice Chairman of the Board of Overseers of The Leonard N. Stern School of Business at New York University, Chairman of Third Way, Director Emeritus of the Jewish Museum and Chairman of Christie’s Advisory Board.

•	Stephen H Willard, who is former CEO of Flamel Technologies SA and director of ETRADE Financial Corporation.

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XVI.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce

Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.

We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been concluded or renewed during the financial year, and which might appear in the auditor’s report. (Eleventh resolution)

XVII.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control

Our company owns 100% of Flamel Technologies Inc. and 100% of Flamel US Holdings, Inc. Flamel US Holdings was created in March 2012 in connection with the Eclat acquisition and owns 100% of the membership interests of Eclat Pharmaceuticals, LLC. Flamel's affiliates are based in USA.

XVIII.	Employee shareholding, directly or by way of a company investment fund or savings plan

As of December 31, 2011, employees directly held 880,502 shares in the company, representing 3.53 % of the capital.

We remind you that the Board of Directors decided:

On December 07, 2011:

•	To acknowledge issuance of 277,400 shares to 110 beneficiaries as a result of the definitive grant subsequent to the grant made by the Board on December 11, 2009 on the basis of a delegation of power that you granted on May 15, 2007, June 3, 2008 and June 24, 2009. The share capital was effectively increased by 272,400 shares, since the acquisition period of 10 000 of the 277,400 shares is four years because the free shares were granted to non French tax resident employee and 5,000 free shares from the 2007 Plan were definitely granted.

•	To grant 200,000 free shares to the company’s employees, on the basis of a delegation of power that you granted on June 24, 2009, June 25, 2010 and June 24, 2011. The conditions for allocating the said free shares provide:

-	Regarding French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is two years starting from the allocation date, subject to the respect of an attendance condition at the end of this two years period. At the time of their definitive allocation the shares must be held for a further two years period at the end of which they may be transferred without limitation except with respect to transaction windows.

-	Regarding non French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is four years starting from the allocation date, subject to the beneficiary still being an employee at the end of a two years period after allocation date. At the time of their definitive allocation, the shares may be transferred without limitation except the respect of transaction windows.

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XIX.	Important events occurring between the end of the financial year and the date of the present report

After the conclusion of the year ended December 31, 2011, we acquired, through our wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of our largest shareholder Deerfield Capital L.P. Accordingly, this report does not fully explain the effects or impacts of the acquisition of Eclat Pharmaceuticals, LLC, and the financial results for 2011 do not include any of the operations of Eclat Pharmaceuticals, LLC.

Éclat Pharmaceuticals, LLC is a St. Louis-based specialty pharmaceutical company focused on the development, approval, and commercialization of niche brands and generic products. Éclat Pharmaceuticals, LLC has one FDA-approved product on the market in the U.S., Hycet® (hydrocodone acetaminophen oral solution), as well as a suite of products in various stages of development.

We believe that the addition of Éclat Pharmaceuticals opens up new opportunities for the Company, particularly in the U.S. market. Through the acquisition, we have enhanced our commercial and regulatory experience that we believe will assist us pursuing new commercial opportunities and identifying potential product candidates for development, marketing and licensing in the United States. Among other things, Éclat’s infrastructure and personnel includes expertise in marketing and distribution of both branded and generic pharmaceutical products.

The acquisition of Éclat Pharmaceuticals, LLC was made pursuant to a Membership Interest Purchase Agreement dated March 13, 2012 among Flamel, Flamel US, Éclat Holdings and Éclat Pharmaceuticals, LLC. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, LLC, Flamel US provided consideration primarily consisting of:

-	a $12 million senior, secured six-year note to Eclat Holdings, LLC that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat Pharmaceuticals, LLC;

-	two warrants to Eclat Holdings, LLC to purchase a total of 3,300,000 American Depositary Shares of Flamel; and

-	a commitment to to make earnout payments of 20% of any gross profit generated by certain Éclat launch products and 100% of any gross profit generated by Hycet® up to a maximum of $1,000,000.

In March 2012, we also announced a transition to a new Chief Executive Officer. Stephen H. Willard, our Chief Executive Officer since June 2005, resigned as Chief Executive Officer effective March 13, 2012 and has remained on our Board of Directors. He also will remain as an employee of one of our US subsidiaries through December 31, 2012. Michael S. Anderson, the Chief Executive Officer of Éclat Pharmaceuticals, LLC, was appointed as Chief Executive Officer of Flamel on March 13, 2012. Mr. Anderson also retains a 20% minority interest in Éclat Holdings and does not have the ability to control this entity by virtue of his minority interest.

Moreover, we remind you that the Board of Directors acknowledged a share capital increase of 5,390.63 Euros on March 7, 2012 as a result of the exercise of 44,200 stock options, thus bringing share capital to 3,044,396 Euros (see XII).

The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.

On behalf of the Board of Directors ;

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This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections regarding financial results, product developments, technology platforms and business prospects and goals. All statements that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “believe,” “expect,” “estimate,” “plan,” will,” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that the acquisition of Éclat Pharmaceuticals will not be successful, the expected timing of the filing of our first New Drug Application (NDA) with the FDA may be delayed, expenses and investments in non-critical areas may not be tightly controlled, research and development costs may not be able to be financed through partners or government grants, internal funds may be insufficient to support the development and commercial launch of the Eclat launch products, clinical trial results will not be positive or that our partners may decide not to move forward, management transition to a new chief executive officer may be disruptive or not succeed as planned, products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, products in development may not achieve market acceptance, competitive products and pricing may hinder our commercial opportunities we may not be successful in identifying and pursuing opportunities to develop our own product portfolio using Flamel’s technology, and the risks associated with our reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on Form 20-F for the year ended December 31, 2011 that has been filed with the Securities and Exchange Commission (SEC). All forward-looking statements included in this release are based on information available at the time of the release. We undertake no obligation to update or alter our forward-looking statements as a result of new information, future events or otherwise.

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APPENDIX 1

TABLE OF EARNINGS FOR THE LAST FIVE FINANCIAL YEARS

Fiscal year ending December 31, 2011

FLAMEL TECHNOLOGIES - December 31, 2011

	FINANCIAL RESULTS OF LAST FIVE YEARS

						In euros

		12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011

a)	Share Capital	2,933,194.62	2,951,947.15	2,968,823.50	3,005,783.48	3,044,396.01

b)	Number of Ordinary Shares	24,051,590	24,205,350	24,342,600	24,645,650	24,962,250

c)	Number of Preference Shares

d)	Maximum number of shares to be issued by :
	- Bond Issue
	- Exercise of Stock Options and Warrants and issue of Free Shares	3,947,800	3,725,357	4,341,840	4,370,990	4,481,640

	SHARE CAPITAL

a)	Revenues	31,260,019.88	23,781,681.19	36,521,247.22	25,324,364.68	22,503,580.78

b)	Income before taxes, depreciation and provisions	(13,370,141.82)	(7,378,250.04)	1,218,053.54	(9,477,166.03)	(7,856,268.36)

c)	Income Tax (Tax Credit)	(1,699,714.96)	(4,663,240.07)	(4,742,258.00)	(5,720,673.00)	(4,931,445.00)

d)	Employee's Profit-Sharing

e)	Income after taxes, profit sharing, depreciation and provisions	(17,494,103.08)	(5,226,231.48)	1,270,699.14	(7,158,443.00)	(6,647,651.00)

f)	Profit Distribution

	ANNUAL OPERATIONS AND EARNINGS

a)	Income after tax and profit sharing and before depreciation and provisions	(0.49)	(0.11)	0.24	(0.15)	(0.12)

b)	Income after tax, profit-sharing, depreciation and provisions	(0.73)	(0.22)	0.05	(0.29)	(0.27)

c)	Dividend per share

	EARNINGS PER SHARE

a)	Average number of employees	331	285	299	301	278

b)	Payroll Costs	13,100,279.60	11,678,122.25	12,155,475.20	12,888,143.45	11,817,905.34

c)	Social tax costs	5,892,622.28	5,278,445.72	5,634,990.17	5,991,371.53	5,398,852.98

	PERSONNEL COSTS

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Translated from French

APPENDIX 2

REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN EXTRAORDINARY SHAREHOLDERS MEETING TO THE BOARD		IMPLEMENTATION BY THE BOARD
Date	Nature	Date	Nature	Share capital increase	Approval by Board of Directors
May 10, 96	1 000 000 stocks options Capital increase of € 121 960
Nov 20, 00	1 000 000 stocks options Capital increase of € 121 960	Sep 22, 11	30 000 exercised options	€3 658,80	Mar 7, 12
Dec 19, 01	750 000 warrants Capital increase of € 91 470	Dec 19, 11	14 200 exercised options	€1 731,83	Mar 7, 12
Feb 18, 03	1 000 000 stocks options Capital increase of € 121 960
Nov 7, 03	1 000 000 warrants Capital increase of € 121 960
Mar 4, 05	1 500 000 stocks options Capital increase of € 182 940 40 000 warrants Capital increase of € 4 878
Oct 24, 05	250 000 warrants Capital increase of € 30 490 200 000 free shares Capital increase of € 24 392	Dec 7, 11	Effective allocation of 5 000 free shares attributed on Dec 11, 2007	€609,80	Dec 7, 11
Jun 12, 06	150 000 warrants Capital increase of € 18 294
May 15, 07	500 000 stocks options Capital increase of € 60 980 50 000 warrants Capital increase of € 18 294 200 000 free shares Capital increase of € 24 392	Dec 7, 11	Effective allocation of 3 100 free shares attributed on Dec 11, 2009	€378,08	Dec 7, 11
Jun 3, 08	250 000 warrants Capital increase of € 30 490 200 000 free shares Capital increase of € 24 392	Dec 7, 11	Effective allocation of 101 550 free shares attributed on Dec 11, 2009	€12 385,04	Dec 7, 11
Jun 24, 09	250 000 warrants Capital increase of € 30 490 200 000 free shares Capital increase of € 24 392	Dec 7, 11	Effective allocation of 162 750 free shares attributed on Dec 11, 2009	€19 848,99	Dec 7, 11
Jun 25, 10	750 000 stocks options Capital increase of € 91 470 250 000 warrants Capital increase of € 30 490 200 000 free shares Capital increase of € 24 392
Jun 24, 11	350 000 warrants Capital increase of € 42 686 200 000 free shares Capital increase of € 24 392

15